October 20, 2011

H. Roger Schwall

John Cannarella

Mark C. Shannon

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Re:	PetroChina Company Limited

Form 20-F for Fiscal Year Ended December 31, 2009

Filed June 25, 2010

Form 20-F for Fiscal Year Ended December 31, 2010

Filed May 10, 2011

Response Letter Dated August 24, 2011

File No. 1-15006

Dear Mr. Schwall, Mr. Cannarella and Mr. Shannon:

I refer to your letter to Mr. Jiang Jiemin, dated October 7, 2011, relating to PetroChina Company Limited’s (“PetroChina” or the “Company”) annual report on Form 20-F for the fiscal year ended December 31, 2009, filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 25, 2010, and the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2010, filed with the Commission on May 10, 2011.

We are in the process of collecting the relevant information in order to prepare accurate and complete answers to the issues raised. Therefore, we respectfully request an extension of the deadline to November 15, 2011 to respond to your letter.

Please do not hesitate to contact me if you have additional questions or require additional information.

Very truly yours,

/s/ LI Hualin
Name:	LI Hualin
Title:	Company Secretary